SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Team Health Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87817A107
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87817A107	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 87817A107	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 25, 2016 (the "Original Schedule 13D") as amended by Amendment No. 1 filed with the SEC on March 24, 2016 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on November 1, 2016 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Team Health Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 4 and 5. This Amendment No. 3 constitutes an "exit filing" for the Reporting Person.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the close of business on the date hereof, the Reporting Person no longer may be deemed to beneficially own any Shares or RSUs.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 6, 2017, an affiliate of The Blackstone Group, L.P. acquired the Issuer pursuant to the Merger Agreement, dated as of October 30, 2016, among the Issuer, Tennessee Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and Tennessee Parent, Inc., a Delaware corporation ("Parent"). Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than certain excluded Shares) was cancelled and automatically converted into the right to receive $43.50 in cash, without interest and subject to applicable withholding taxes.

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, any vesting conditions applicable to each restricted stock unit under the Company's Amended and Restated 2009 Stock and Incentive Plan, as amended ("Stock Unit"), automatically accelerated in full, each Stock Unit was cancelled, and the Reporting Person was entitled to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares subject to such Stock Unit immediately prior to the effective time of the Merger multiplied by (y) $43.50, subject to applicable withholding taxes.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) As of the close of business on the date hereof, the Reporting Person no longer may be deemed to beneficially own any Shares or RSUs.

(c) Except as set forth in Item 4, the Reporting Person did not affect any transactions in the Shares during the past sixty days.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) February 6, 2017.

CUSIP No. 87817A107	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel